Bank of America Corporate Center 100 North Tryon Street Suite 4000 Charlotte, NC 28202-4025 +1 704 339 3100 Main +1 704 339 3101 Fax www.dechert.com
FREDERICK H. SHERLEY frederick.sherley@dechert.com +1 704 339 3151 Direct +1 704 339 3171 Fax

April 25, 2008

Mr. Chad Eskildsen Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: The Westport Funds (the “Trust”) (File Nos. 333-35821 and 811-08359)

Dear Mr. Eskildsen:

This letter responds to comments you provided in a telephone conversation on April 14, 2008, regarding Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A (“PEA 12”). PEA 12 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on February 29, 2008.

In addition, filed herewith are pages from the Trust’s prospectus with revisions made in response to your comments. All of the changes described in this letter and shown in the attached blacklines will be reflected in a Post-Effective Amendment that is expected to be filed no later than May 1, 2008.

A summary of your comments and the Trust’s responses follow. Capitalized terms that are not defined in this letter have the meanings given them in the Trust’s prospectus.

1. Comment. If the investment goals of the Funds are non-fundamental, please so disclose on page 4, in accordance with Item 4(a) of Form N-1A.

Response. The Funds’ investments goals are fundamental, and therefore need not be disclosed as such under Item 4(a) of Form N-1A.

2. Comment. Please arrange the principal risk disclosures on pages 4 and 5 of the prospectus so that each Fund has a separate section, although the separate section could be supplemented by a section describing the risks common to both Funds.

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC
EUROPE    Brussels    London    Luxembourg    Munich    Paris    ASIA    Hong Kong

Mr. Chad Eskildsen April 25, 2008 Page 2

Response. The Funds have the same principal risks; the Funds differ primarily in how they are exposed to the risks of small and mid-capitalization companies. An introductory paragraph has been added on this point. Please see the marked changes to page 4 of the prospectus.

3. Comment. If there is a risk factor for “investment diversification risk,” should there be an investment strategy relating to the number of investments made?

Response. The Funds may hold a comparatively small number of securities in their portfolios from time to time as a result of, and not as part of, their investment strategy. Accordingly, the Funds’ portfolio managers believe that it is not appropriate to make any changes to the investment strategies for the Funds that would suggest that a small number of holdings is an affirmative part of the Funds’ investment strategies. That being said, the risk disclosure has been amended to reflect that the Funds only hold relatively small numbers of securities at times. Please see the marked changes on pages 5 and 11 of the prospectus.

4. Comment. The Average Annual Total Returns Chart for the Westport Fund includes two lines for “Class R Return After Taxes on Distributions.”

Response. One of the references to “Class R Return After Taxes on Distributions” has been deleted. Please see the marked changes on page 6 of the prospectus.

5. Comment. Footnote 2 of the Expense Table indicates that there is a shareholder servicing fee.  Please add this fee as a caption or a sub-caption to the “Other Expenses” heading in the fee table per Instruction 3(b) of Item 3.

Response. Instruction 3(b) of Item 3 requires a caption or a sub-caption to the “Other Expenses” heading when there are “distribution or similar” expenses that are deducted from Fund assets other than pursuant to a Rule 12b-1 plan. The Trust believes that the shareholder servicing fee is not a “distribution or similar” expense, and therefore need not be disclosed separately in the fee table under a caption or sub-caption.

6. Comment. Please create separate sections for each Fund describing its investment strategies.

Response. The requested change has been made, although the strategies common to both Funds have been kept in a common sub-heading. Please see the marked changes on page 9 of the prospectus.

Dechert LLP

Mr. Chad Eskildsen April 25, 2008 Page 3

7. Comment. The last bullet point on page 9 in the list of the Funds’ principal investment strategies specifically states that the strategy (using derivatives) is not a principal investment strategy.  Please consider whether this discussion should appear elsewhere.

Response. The discussion has been moved to page 11 under the heading, “How Investments are Selected.” Please see the marked changes on page 11 of the prospectus.

8. Comment. Please add the required language on shareholder reports to the back page of the prospectus.

Response. The requested language has been added. Please see the marked changes on the back page of the prospectus.

9. Comment. Please do not include the Funds’ Privacy Policy in your filings if you do not wish for it to be part of the Registration Statement.

Response. The Funds will not include their Privacy Policy in future Post-Effective Amendments to the Registration Statement.

10. Comment. The Statement of Additional Information (“SAI”) indicates that the Funds may invest in other underlying funds.  Please make sure to include the fees of the underlying funds in the Funds’ fee table, if and as appropriate.

Response. The Funds confirm that they are not obligated to disclose “Acquired Fund Fees and Expenses” pursuant to Item 3 of Form N-1A.

11. Comment. Item 11(f)(2) of Form N-1A requires disclosure of ongoing arrangements to disclose non-public information on portfolio holdings.  The SAI does not currently have a discussion of any such arrangements.  Please add disclosure about these arrangements, if applicable.

Response. A discussion regarding the sole ongoing arrangement to disclose non-public information on portfolio holdings (which is with Institutional Shareholder Services) appears on page 17 of the SAI, as filed in PEA 12.

Dechert LLP

Mr. Chad Eskildsen April 25, 2008 Page 4

*  *  *  *

Any questions you may have concerning this letter may be addressed to the undersigned at (704) 339-3151. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Fredrick H Sherley

Fredrick H Sherley

cc:	Terry Wettergreen
Jason Bartel

Dechert LLP

The Funds Summary

Investment Summary

Investment Goals of the Funds

▪	Westport Fund seeks a return composed of primarily capital appreciation and secondarily current income.

▪	Westport Select Cap Fund seeks long-term capital appreciation.

Principal Investment Strategies of the Funds

Westport Fund

▪
Normally, the Westport Fund invests primarily in undervalued common stocks of mid capitalization companies. A mid capitalization company is defined as having a market value between $2 billion and $10 billion.

▪
The Westport Fund will opportunistically invest in securities of companies with both larger and smaller market capitalizations, but expects the median market capitalization of the Fund to be in the mid capitalization range.

▪
The Westport Fund considers several factors as part of its analysis for determining value, primarily the potential for capital appreciation and secondarily the potential for current income. However, the companies in which the Westport Fund invests typically do not distribute a meaningful level of earnings as dividends. Consequently, a company’s potential for capital appreciation receives much greater emphasis than current income.

Westport Select Cap Fund

▪
The Westport Select Cap Fund invests primarily in common stocks of small capitalization companies selected for their capital appreciation potential. Under normal circumstances, at least 65% of the Westport Select Cap Fund’s total net assets are invested in small capitalization companies based upon their market capitalization at the time of purchase. A small capitalization company is defined as having a market capitalization of $2 billion or less.

▪	The Westport Select Cap Fund will invest to a limited degree in companies that have larger market capitalizations.

Principal Risks of Investing in the Funds

The Funds have the same principal investment risks, although their exposure to the risks of small and mid-capitalization companies differs. The Westport Fund has a broader range of market capitalization exposure, with a focus on mid-capitalization company holdings, but some small and large capitalization company holdings as well. The Westport Select Cap Fund is more focused on small capitalization companies.

Investment Risk. An investment in either Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest.

Stock Market Risk. Investing in the stock market is risky because equity securities fluctuate in value, often based upon factors unrelated to the intrinsic value of the issuer. These issues may be due to political, economic or general market circumstances. Other factors may affect a single company or industry, but not the broader market. Because securities’ values fluctuate, when you sell your investment in a Fund you may receive more or less money than you originally invested.

Investment Diversification Risk. Each Fund ~~invest~~ may invest in a comparatively small number of companies, as compared to many other mutual funds. Investing in a comparatively small number of companies ~~increases~~ can increase the potential adverse effects to a Fund caused by a decline in the value of any single company in which the Fund invests.

Small and Mid Capitalization Companies. Investing in the Westport Fund and the Westport Select Cap Fund involves the risks of investing in small and mid capitalization companies, which generally involve greater risk and volatility than investing in larger, more established companies.

Not FDIC Insured. Your investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Performance History of the Funds

The bar charts and table below provide an indication of the risk of investing in each Fund. The bar charts show the annual total returns of the Class R shares of each Fund for the last ten calendar years together with the best and worst quarters during the periods shown. The bar charts indicate risk by illustrating how much returns can vary from year to year. The accompanying table shows each Fund’s average annual total returns (before and after taxes) for the Class R shares and each Fund’s average annual total returns (before taxes) for the Class I shares for the last year, the last five years, the last ten years and the period since each class of each Fund commenced operations. Each Fund’s returns are compared with the performance of a broad-based securities market index. All of the information in both the bar charts and the table assumes reinvestment of dividends and distributions. Keep in mind that a Fund’s past performance (before and after taxes) does not indicate how it will perform in the future.

Annual Total Returns Through December 31, 2007*

Westport Fund

Highest Quarterly Return During This Period 25.07% (4th Quarter 1999)
Lowest Quarterly Return During This Period -17.51%  (3rd Quarter 2002)

Westport Select Cap Fund

Highest Quarterly Return During This Period 27.65% (4th Quarter 1998)
Lowest Quarterly Return During This Period -19.14% (3rd Quarter 1998)

_______
*
The bar charts show the annual returns of the Class R shares of each Fund. The annual returns for the Class I shares of each Fund are substantially similar to the annual returns for the Class R shares of the respective Fund for the relevant periods since the inception of the Class I shares because shares are invested in the same portfolio of securities and the annual returns differ only to the extent that the classes do not have the same expenses. The Class I shares of the Westport Select Cap Fund commenced operations February 16, 1998, while the Class I shares of the Westport Fund commenced operations February 9, 2001.

The after-tax returns in the table below are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown in the table below. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. After-tax returns for the Class R shares of each Fund are shown below and after-tax returns for the Class I shares of each Fund will vary. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period.

Average Annual Total Returns
(for periods ended December 31, 2007)

	1 Year	5 Years	10 Years	Since Inception of the Class*
Westport Fund
Class R Return Before Taxes	_____%	_____%	_____%	_____%
Class R Return After Taxes on Distributions	_____%	_____%	_____%	_____%
~~Class R Return After Taxes on Distributions~~	~~_____%~~	~~_____%~~	~~_____%~~	~~_____%~~
Class R Return After Taxes on Distributions and Sale of Fund Shares	_____%	_____%	_____%	_____%
Class I Shares Return Before Taxes	_____%	_____%	N/A	_____%
Russell Midcap® Index** (reflects no deductions for fees, expenses or taxes)	_____%	_____%	_____%	_____%***
Westport Select Cap Fund
Class R Return Before Taxes	_____%	_____%	_____%	_____%
Class R Return After Taxes on Distributions	_____%	_____%	_____%	_____%
Class R Return After Taxes on Distributions and Sale of Fund Shares	_____%	_____%	_____%	_____%
Class I Shares Return Before Taxes	_____%	_____%	N/A	_____%
Russell 2000® Index** (reflects no deductions for fees, expenses or taxes)	_____%	_____%	_____%	_____%***

*The Class R shares of the Westport Fund and the Westport Select Cap Fund commenced operations on December 31, 1997. The Class I shares of the Westport Select Cap Fund and Westport Fund commenced operations on February 16, 1998 and February 9, 2001, respectively.

More Information About the Funds’
Investments

Investment Goals of the Funds

▪	Westport Fund seeks a return composed of primarily capital appreciation and secondarily current income.

▪	Westport Select Cap Fund seeks long-term capital appreciation.

Principal Investment Strategies of the Funds

•
Principal Investment Strategies Unique to the Westport Fund. The Westport Fund seeks to achieve its investment goal by investing the majority of its assets in undervalued equity securities of attractive mid capitalization companies. A mid capitalization company has a market capitalization between $2 billion and $10 billion. The Fund will also invest on an opportunistic basis in the securities of attractive companies with both larger and smaller market capitalizations, but it is expected that the median market capitalization of the companies in the Fund generally will be in the mid capitalization range. The Westport Fund considers several factors as part of its analysis for determining value, primarily the potential for capital appreciation and secondarily current income. However, because the companies in which the Fund invests typically do not distribute a meaningful amount of their earnings as dividends, substantially greater emphasis is placed on the potential for capital appreciation than on current income.

•
Principal Investment Strategies Unique to the Westport Select Cap Fund. Under normal circumstances, the Westport Select Cap Fund seeks to achieve its investment goal by investing at least 65% of its net assets in the equity securities of small capitalization companies. A small capitalization company has a market capitalization of $2 billion or less at the time of the Fund’s initial investment. Companies whose capitalization exceeds $2 billion after purchase by the Fund will continue to be considered small cap for purposes of this 65% limitation. Even after the market capitalization of a small cap company exceeds $2 billion, the Adviser may determine that the company continues to present a significant investment opportunity. In such instances, as long as the company’s market capitalization does not exceed $6 billion, the Fund may add to an existing position in that company’s securities by purchasing additional shares. Any such additional securities purchases will be considered purchases of small cap securities with respect to the 65% limitation. The Fund may also invest to a limited degree in companies that have larger market capitalizations.

Principal Investment Strategies Common to Both Funds
•
Both Funds will primarily invest in common stock, securities convertible into common stock such as bonds and convertible preferred stocks, American Depositary Receipts and securities such as rights and warrants which permit the holder to purchase equity securities.

•
When the Adviser believes that market, economic or other conditions warrant, a Fund may assume a temporary defensive position. During these periods, a Fund may invest without limit in cash or cash equivalents, short-term commercial paper, U.S. government securities, high quality debt securities, including Eurodollar obligations, and obligations of banks. When and to the extent a Fund assumes a temporary defensive position, it may not pursue or achieve its investment goal.

•
Aside from a temporary defensive position, the Adviser may also decide to hold a certain portion of each Fund’s assets in cash or in investment-grade cash equivalents in order to retain flexibility in meeting redemptions, paying expenses, and timing of new investments. Such cash equivalents may include, for example: (i) short-term U.S. government securities, (ii) certificates of deposit, (iii) commercial paper, and (iv) money market mutual funds. To the extent a Fund’s assets are invested in cash or investment-grade cash equivalents, it may not pursue or achieve its investment goal.

~~•~~
~~Although not a principal investment strategy of either Fund, each Fund is authorized to purchase and sell financial futures contracts and options on such contracts exclusively for hedging and other non-speculative purposes. A full description of the instruments the Funds may use to hedge, the extent to which a Fund may hedge and the risks involved with hedging appears in the Statement of Additional Information.~~

•	In its overall assessment, the Adviser seeks stocks for the Funds that it believes have a greater upside potential than risk over an 18 to 24 month holding period.

•
Each Fund is authorized to purchase and sell financial futures contracts and options on such contracts exclusively for hedging and other non-speculative purposes. A full description of the instruments the Funds may use to hedge, the extent to which a Fund may hedge and the risks involved with hedging appears in the Statement of Additional Information.

Principal Risks of Investing in the Funds

Who Should Invest

•	The Funds may be an appropriate investment for investors willing to tolerate possibly significant fluctuations in net asset value while seeking long-term returns.

General

Investment Risk. An investment in either Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest.

Stock Market Risk. Your investment in Fund shares represents an indirect investment in the equity securities owned by the Fund. The market value of these securities, like other stock market investments, may move up or down, sometimes rapidly and unpredictably. Your Fund shares at any point in time may be worth less than what you invested, even after taking into account the reinvestment of Fund dividends and distributions.

If the securities in which a Fund invests never reach their perceived potential, or the valuation of such securities in the marketplace does not in fact reflect significant undervaluation, there may be little or no appreciation, and possibly depreciation, in the value of such securities.

Investment Diversification Risk. Each Fund ~~invest~~ may invest in a comparatively small number of companies, as compared to many other mutual funds. Investing in a comparatively small number of companies ~~increases~~ can increase the potential adverse effects to a Fund caused by a decline in the value of any single company in which the Fund invests.

An investment in either or both Funds is not by itself a complete or balanced investment program.

Risks of Investing in the Westport Fund

Investing in the Westport Fund involves the risks inherent in investing in mid capitalization companies, including greater risk and volatility than investing in larger, more established companies. To the extent the Westport Fund invests in small capitalization companies, the risks associated with small capitalization companies would apply and are presented in the next section.

Investment returns from stocks of mid capitalization companies over long periods of time tend to fall below those of small capitalization companies, but exceed those of large capitalization companies. The volatility of mid capitalization company returns is greater than that of large capitalization issues, but less than that associated with small capitalization issues. These characteristics result in part from the ability of mid capitalization companies to react to changes in the business environment at a faster rate than larger companies. In addition, mid capitalization companies generally have more developed and more mature businesses than small capitalization companies, providing greater business stability relative to smaller companies.

The Westport Funds

Westport Fund	Counsel
Westport Select Cap Fund	Dechert LLP

Investment Adviser	Independent Registered Public
Westport Advisers, LLC	Accounting Firm
_____________________________
Administrator
UMB Fund Services, Inc.	Transfer Agent and Dividend
Disbursing Agent
Distributor
UMB Distribution Services, LLC	UMB Fund Services, Inc.

Custodian
UMB Bank, n.a.

Where to Get Additional Information

If you would like additional information about The Westport Funds, the following documents are available to you without any charge, upon request:

▪
Annual/Semi-Annual Reports – Additional information about the Funds’ investments is available in the Funds’ annual and semi-annual reports to shareholders. In the Funds’ annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds’ performance during their last fiscal year.

▪
Statement of Additional Information— Additional information about the Funds’ structure and operations can be found in the Statement of Additional Information. The information presented in the Statement of Additional Information is incorporated by reference into the prospectus and is legally considered to be part of this prospectus.

To request a free copy of any of the materials described above, or to make any other inquiries, please contact us:

By Telephone	1-888-593-7878
By Mail	The Westport Funds
P.O. Box 2175
Milwaukee, WI 53201-2175
By Internet	http://www.westportfunds.com

Reports and other information about the Funds (including the Funds’ Statement of Additional Information) may also be obtained from the SEC:

▪	By accessing the EDGAR Database on the SEC’s web site at http://www.sec.gov where you can view, download and print the information.

▪
By going to the SEC’s Public Reference Room in Washington, D.C. where you can review and copy the information. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.